MEDICURE ANNOUNCES LAUNCH OF U.S. SALES
ORGANIZATION

U.S. Based Medicure Pharma Inc. Commences Operations

SOMERSET, New Jersey – (October 11, 2006) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced the launch of its U.S. sales organization to support the sales and marketing efforts for AGGRASTAT® injection (tirofiban hydrochloride). The Company has assembled a sales organization, with extensive experience in acute cardiovascular medicine and hospital based sales. Medicure acquired the exclusive U.S. rights to AGGRASTAT®, a glycoprotein (GP) IIb/IIIa inhibitor, in August 2006.

Medicure is also pleased to announce the launch of its wholly owned U.S. subsidiary, Medicure Pharma Inc., with its head office located in Somerset, New Jersey. The establishment of Medicure Pharma represents a decisive step towards building the Company’s commercial business in the U.S., with an initial focus on the launch of AGGRASTAT®.

“The acquisition of AGGRASTAT®, combined with the creation of a U.S. sales organization, support our strategy of building an integrated cardiovascular focused business,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Our cardiovascular sales team will support our immediate needs for AGGRASTAT® and also our future commercial needs. Our U.S. based team has specific expertise in acute cardiovascular sales and marketing, providing us with confidence in their ability to grow product sales and position Medicure as a leader in acute cardiovascular sales and marketing.”

The initial team of twenty individuals consists of medical science liaisons, national account managers, regional managers and cardiovascular hospital specialty sales representatives focused on growing AGGRASTAT® sales in the U.S.

About Medicure Inc.
Medicure Inc. is an integrated, cardiovascular focused, biopharmaceutical company involved in the research, development and commercialization of novel compounds to treat unmet medical needs. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com